Daleco Resources Corporation

17 Wilmont Mews, 5th Floor, West Chester, PA 19382 * 610.429.0181 * Fax 610.429.0818

January 23, 2012

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Daleco Resources Corporation
File No. 000-12214
Form 10-K for Fiscal Year Ended September 30, 2010
Filed January 13, 2011
Definitive Proxy Statement on Schedule 14A Filed January 28, 2011

Dear Mr. Schwall:

The following items are in response to the letter dated January 9, 2012 and references to the comments contained in the letter dated May 24, 2011:

1.	We note your disclosure throughout that you are authorized to issue 100,000,000 shares of common stock and 20,000,000 shares of preferred stock. We also note your filed articles of incorporation, which state that you are authorized to issue 50,000,000 shares of common stock. Please reconcile these apparent inconsistencies.

Answer: The Registrant filed the applicable amendment (filed with the Nevada Secretary of State on June 26, 2009) with the Form 10-Q for the quarterly period ended March 31, 2011 filed on May 23, 2011.

2.	In addition, please revise your exhibit index to correctly reference the filings to which you are incorporating by reference. For example, and without limitation, you indicate that your articles of incorporation were filed as Appendix B to your proxy statement filed February 4, 2002 even though they were filed as Appendix A and your proxy statement was filed on February 6, 2002. In addition, please note that you may not incorporate by reference exhibits that are incomplete or not in final form. See Instruction 1 to Item 601 of Regulation S-K. Please revise accordingly.

Answer: The Registrant revised the Exhibit Index in the amended Form 10-K for the fiscal year ending September 30, 2010, filed November 8, 2011 (the (Amended 10-K”), and attached any exhibit that was incomplete or not in final form. Such exhibits were all in final form except that certain signatures were not complete in the exhibit as filed initially. Further, certain Exhibits were added and Exhibit 10.6 was deleted.

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See Exhibits 2.2, 2.4, 2.5, 3.1, 3.3, 3.7, 10.1, 10.2, 10.4, 10.5, 10.7, 10.1, 23.1, 31.1, 31.2, 32.1, 32.2, 99.1 and 99.2

3.	See response dated May 24, 2011.

4.	See response dated May 24, 2011.

Options and Warrants, page 19

5.	Please identify the directors referenced in note (2).

Answer: The Registrant included the respective names in the Amended 10-K as follows:

(2)	In December 2009, the Board of Directors granted (a) an option to purchase 200,000 shares of stock to a Director (Lord Gilbert) under the Company’s Non-qualified Independent Director Stock Option Plan, (b) an option to purchase 500,000 shares of Common Stock to a Director (Dov Amir) and (c) an option to purchase 500,000 shares of Common Stock to the President/Director (Gary J. Novinskie). The options are exercisable through December 2014 at an exercise price of $0.21 per share. The options vest 50% in December 2010 and 25% in each of December 2011 and 2012.

Also, included in Item 8, Note 9b of Notes to Consolidated Financial Statements – footnote to the table:

(1)	In December 2009, the Board of Directors granted (a) an option to purchase 200,000 shares of stock to a Director (Lord Gilbert) under the Company’s Non-qualified Independent Director Stock Option Plan, (b) an option to purchase 500,000 shares of Common Stock to a Director (Dov Amir) and (c) an option to purchase 500,000 shares of Common Stock to the President/Director (Gary J. Novinskie). The options are exercisable through December 2014 at an exercise price of $0.21 per share. The options vest 50% in December 2010 and 25% in each of December 2011 and 2012.

Results of Operations, page 21

6.	In disclosing drivers of the changes underlying your result of operations, please quantify the impact of those drivers, to the extent possible. For example, when you cite a reduction in production resulting from wells being off-line for repair, please disclose the number of wells off-line, the duration of the repair and the extent you believe that period impacted your production for fiscal year 2010. Please also expand your revenue disclosure to quantify how the changes in revenues were impacted by changes in quantities produced or sold versus changes in prices. Please also make similar revisions in your disclosures throughout your management’s discussion and analysis.

Answer: The Registrant made revisions to its disclosures in Amended 10-K. Such revisions included the following:

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Oil and Gas Operations

Oil and Gas Sales

Oil and Gas Sales decreased to $329,724 for fiscal 2010 from $378,006 for fiscal 2009. See the table above in respect to production, average prices and lease operating expenses and production and severance taxes per MCFE. The average price per MCFE of sales of oil and gas production increased 14%. The decrease in oil and gas production (23% on an MCFE basis) experienced during fiscal 2010 is primarily a result of wells being “off-line” for repair, declines in the producing gas-oil ratio from certain producing wells operated by the Company in Texas and curtailments resulting from third party maintenance of natural gas pipelines and processing facilities servicing these properties. Approximately 85% of the decrease in total oil and gas production is related to the aforementioned items affecting the wells operated in Texas and the remaining 15% of the decrease in total oil and gas production approximates the anticipated decline in production from the wells. At September 30, 2011, five wells in Texas were off-line awaiting repairs to certain mechanical items such as tubing, rods, down-hole pumps and/or pumping units. Generally, a well is off-line for less than two months; however, rig availability from third party contractors impacts the timing of the well work.

Well Management Revenue

Well Management Revenue increased 17% to $309,855 for fiscal 2010 from $263,545 for fiscal 2009. The increase is primarily a result of the (a) increase in rates of overhead charges per well as provided in the joint operating agreements governing such wells.

Liquidity and Capital Resources, page 22

7.	In light of your working capital deficit, please expand your disclosure to provide prospective information regarding anticipated capital needs over the next 12 months. Please specifically address how you expect your cash position to change over the next year, which current or new obligations you intend to satisfy, and the sources of capital you anticipate will satisfy those needs. Refer to FR-72, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Answer: The Registrant made revisions to its disclosures in the Amended 10-K as follows:

Liquidity is a measure of a Company’s ability to access cash. The Company has historically addressed its long-term liquidity requirements through the issuance of equity securities and borrowings or debt financing for certain activities. The Company’s estimates its capital needs to approximate $360,000 for fiscal 2011 to satisfy debt payments to unrelated parties and current operating costs and expenses. The Company believes the related parties will continue working with the Company to achieve the ultimate extinguishment of obligations due such parties. The Company will continue its offering pursuant to the 2009 Private Placement as discussed below.

8.	You indicate that you have defaulted on “certain required payments including the payment of a portion of...salaries.” While we note your reference to notes to the consolidated financial statements, expand your disclosure to briefly quantify the amount of default, describe the other required payments besides salaries and clearly articulate how you expect to remediate any such defaults in view of the fact that you do not have a credit or similar facility and that your other sources of cash, such as the sale of assets~ may not provide immediate liquidity. In this regard, we note your disclosure under note 7 to your financial statements relating to various outstanding debts that do not appear to relate to salary.

Answer: The Registrant made revisions to its disclosures in the Amended 10-K as follows:

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Liquidity and Capital Resources

The Company’s cash flow used for operating activities was $199,077 for fiscal 2010 and $461,129 for fiscal 2009, respectively. Accounts payable increased $284,910 during fiscal 2010. Funds have been and are being deployed in efforts to enhance the commercial viability of the Company’s existing resource assets, to identify potential expansion opportunities and to retire obligations associated with the Company’s assets. The Company’s net cash at September 30, 2010 totaled $121,447. As of September 30, 2010, the Company and certain of its subsidiaries were in default of various obligations and certain debt obligations (see Notes 6, 7, 9, 10 and 11 of the Notes to Consolidated Financial Statements).

Such defaulted obligations at September 30, 2010 include the following:

Amounts included in accounts payable:
Vendor Settlement	$92,921
EV&T – fees and expenses	169,583
Note payable and accrued interest– related party	173,415
EV&T note payable and accrued interest	840,315
CAMI notes payable and accrued interest	928,140
Accrued salary expense	956,315
Total	$3,160,689

The above amounts are primarily owed to related parties and they are working with the Company to achieve the ultimate extinguishment of the obligations as the Company attempts to achieve profitability within its mineral segment.

Note 2G — Cash and Cash Equivalents; Restricted Cash Deposits, page 36

9.	We note you disclose certain cash deposits that have been restricted in support of financial assurance requirements in certain states. Please expand your disclosure to address the nature of these requirements. Refer to FASB ASC 210-10-S99-l, paragraph 1, as well as the Commission’s Financial Reporting Release section 203.02, “Compensating Balances”.

Answer: The Registrant made revisions to its disclosures in the Amended 10-K as follows:

g.	Cash and Cash Equivalents; Restricted Cash Deposits

Cash and cash equivalents include cash and investments with original maturities of three months or less. The Company’s net cash at September 30, 2010, totaled $121,447. Restricted Cash Deposits of $105,961 at September 30, 2010, support financial assurance requirements for the Company’s operations in certain states as follows:

Texas and West Virginia Oil and Gas Operations Bonding Requirements	$60,013
New Mexico Minerals Operations Bonding Requirements	$45,948

Note 2L — Revenue Recognition, page 37

10.	We note your income statement reflects well management revenues; however, it is unclear to us how your revenue recognition policy addresses these revenues. Please tell us your revenue recognition policy for well management revenues and revise your disclosure. Alternatively, explain to us how you current policy is sufficient to encompass your well management revenues.

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Answer: The Registrant made revisions to its disclosures in the Amended 10-K as follows:

l.	Revenue Recognition

Oil and Gas Sales - Oil and natural gas revenue is recognized when the oil or natural gas is delivered to or collected by the respective purchaser, a sales agreement exists, collection for amounts billed is reasonably assured and the sales price is fixed or determinable. Title to the produced quantities transfers to the purchaser at the time the purchaser collects or receives the products. In the case of oil sales, title is transferred to the purchaser when the oil leaves the stock tanks and enters the purchaser’s trucks. In the case of gas production, title is transferred when the gas passes through the meter of the purchaser. It is the measurement of the purchaser that determines the amount of oil or gas purchased (although there are provisions for challenging these measurements if the Company believes the measurements are incorrect). Prices for such production are defined in sales contracts and may be based on certain publicly available indices. The purchasers of such production have historically made payment for oil and natural gas purchases within 30-60 days of the end of each production month. The Company periodically reviews the difference between the dates of production and the dates the Company collects payment for such production to ensure that receivables from those purchasers are collectible. The point of sale for the oil and natural gas production is at its applicable measurement facility; generally, the Company does not incur transportation costs related to our sales of oil and natural gas production. The Company does not currently participate in any gas-balancing arrangements. The Company does not recognize revenue for oil production held in stock tanks before delivery to the purchaser.

To the extent actual quantities and values of oil and natural gas are unavailable for a given reporting period because of timing or information not received from third parties, the expected sales volumes and price for those properties are estimated and recorded as Accounts Receivable in the accompanying financial statements.

Well Management Revenue – The amounts which may be charged by the Company for well management are set forth in the joint operating agreements governing the wells operated by the Company. Such well management fees consist of monthly operating charges as well as fees related to certain maintenance and capital improvements charged by the Company as operator of the applicable properties. Revenue is recognized when such fees are earned pursuant to the terms of such underlying agreements and collection for amounts billed is reasonably assured.

Note 4B — Mineral Properties and Equipment, page 39

11.	We note your operating expenses, depreciation, depletion, amortization and valuation provisions related to your mineral interests significantly exceeds mineral sales. Please tell us how you have considered ASC 360-10-35-21 and the date of your last impairment test for each of your mineral properties. Please also tell us the results of your last impairment evaluation for each property as well as the underlying assumptions used.

Answer: As included in the response from the Registrant dated May 11, 2011: The Registrant is an exploration stage company in respect to its mineral holdings (see note 2 – Description of Business). It has not established large-scale production of any of the mineral properties. During fiscal 2009, it determined that additional efforts to develop the calcium carbonate minerals in New Mexico were no longer warranted primarily as a result of a significant adverse change in the business climate that affected this mineral holding (ASC 360-10-35-21 c.); accordingly, the Registrant recorded a loss on abandonment of $1,976,972.

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Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable (see Note 1j). The date of the Registrant’s last impairment test for its mineral properties was September 30, 2010. Such impairment evaluations were conducted in response to the significant adverse change in the general business climate. The Registrant determined that such change in circumstances did not indicate that the carrying amount of the assets may not be recoverable.

The Registrant’s underlying assumptions in the preparation of the forecasts of future net cash flows expected to be generated include the following:

•	Estimated product prices of comparable products;
•	Estimated mining, production, transportation, distribution, restoration and other costs: and
•	Joint venture sharing arrangements, both in existence (kaolin) and possible (zeolite), and other financing alternatives

And from the May 24, 2011 letter to the Registrant:

6.	We note from your response to our prior comment 11 that you last tested your mineral properties for impairment on September 30, 2010. Please provide to us the following, separately for each mineral property you evaluated for impairment:

•	Show us the total future net cash flows for each property compared to the book value of each property at your impairment testing date;
•	Tell us the specific assumptions and inputs used for each property (e.g. prices, production rates, costs, growth rates applied to each, etc.);
•	Identify the source of, or basis used for, each significant assumption or input;
•	Explain why you believe these estimates or assumptions are appropriate for your forecasts; and
•	Reconcile the total book value of all the properties you tested to your financial statements and related notes. Please provide us with a detailed explanation of any capitalized costs for which you did not perform an impairment test.

Answer: The Registrant will provide such information separately.

Report of Independent Registered Public Accounting Firm on Supplemental Financial Information, page 52

12.	We note you have filed a report from your auditor for your supplemental information on oil and gas producing activities which states that the supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in your auditor’s opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. However, we note you have identified the supplemental information as unaudited. As we note FASB ASC 932-235-50-2 indicates this supplemental information need not be audited, please clarify for us why you have labeled the information unaudited when your auditor appears to have reported on such information, and explain to us why your auditors have included this report in your document.

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Answer: The Registrant eliminated such report from inclusion in the Amended 10-K.

Exhibits 31.1 and 31.2

13.	We note that you have deleted the words “establishing and maintaining” and replaced “registrant” with “small business issuer’ in paragraph 4. Please file an amendment to your Form 10-K that include the entire periodic report and new, corrected certifications that match exactly the form set forth under Item 601 (b)(31) of Regulation S-K.

Answer: The Registrant made revisions to such exhibits in the Amended 10-K as follows:

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

Definitive Proxy Statement on Schedule 14A

General

14.	Provide the information required by (i) Items 401(b) and 402 of Regulation S-K in respect of Richard Blackstone and (ii) Item 402 of Regulation S-K in respect of Robert E. Martin and David Grady. In this regard, we note that Mr. Blackstone is listed as your chief accounting officer and is listed on your beneficial ownership table.

Answer:

Information required by Item 401(b) – Such required information (see response dated September 19, 2011) was included in the amended Schedule 14A, filed October 6, 2011 (the “Amended Proxy Statement”).

Information required by Item 402 - see response dated September 19, 2011.

Equity Compensation Plan Information Table, page 15

15.	Please reconcile the disclosure contained here with the disclosure at page 18 under “Securities Authorized for Issuance Under Equity Compensation Plans” in your Form 10-K.

Answer: The table in the Form 10-K at page 18 only included information related to compensation plans whereas the table in the Proxy Statement included other arrangements which are discussed on pages 19 and 20 of the Form 10-K. The Registrant made revisions to its disclosures in the Amended 10-K as follows:

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Securities Authorized for Issuance Under Equity Compensation Plans

The following table contains information as of September 30, 2010 regarding securities authorized for issuance under equity compensation plans including the Non-Qualified Independent Director Stock Option Plan and individual compensation arrangements (see “Recent Sales of Unregistered Securities – Option and Warrants” below):

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders	600,000	$0.32	200,000
Equity compensation plans not approved by security holders	2,022,305	$0.39	-
Total	2,622.305	$0.38	200,000

Outstanding Equity Awards at 2010 Fiscal Year End Table, page 15

16.	Please reconcile your disclosure that Mr. Novinskie was granted an option to purchase 500,000 shares in December 2009 and that he did not exercise any options in 2010 or 2009 with your disclosure that there are 250,000 shares underlying his unexercised options.

Answer: Please see footnote to the table in respect to vesting of options – 50% of the option vested in December 2010; accordingly, the 250,000 should not be reflected as exercisable at September 30, 2010. The registrant inadvertently did not make such revision in the Amended Proxy Statement and does not intend to file an additional amendment.

Certain Relationships and Related Transactions. Page 22

17.	Please reconcile your disclosure here with your disclosure under note 7 to your financial statements in your Form 10-K. In your response, please confirm that you have included all information required by Item 404 of Regulation S-K.

Answer: Such required information (see response dated September 19, 2011) was included in the Amended Proxy Statement.

Mine Engineering Comments

Form 10-K for Fiscal Year Ended September 30, 2010

Kaolin, page 9

18.	We note you disclose inferred/possible reserves as part of your tabulation of Kaolin mineralized material. Mineralized material is a mineralized body, which has been delineated by appropriate drilling and/or sampling to establish continuity and support an estimate of tonnage and an average grade of the selected materials. Under SEC standards, such a deposit does not qualify as a reserve until a comprehensive evaluation, based upon unit costs, grade, recoveries, and other factors concludes economic and legal feasibility. Mineralized material does not include materials estimated by using geologic inference, which are sometimes classed as inferred resources or possible reserves by some evaluators. Please remove your quantities of mineralized materials which incorporate inferred resources or /possible reserves from your tabulations of mineralized materials.

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Answer: The Registrant did not include the following disclosures in the Amended 10-K as follows:

These mineralized quantities were further classified by KIM using the international definition of reserves classification grouping described in Section 9.3 Inventory Category (R26,R28)(E29) of the Minfile Coding Manual as follows:

Classification	Gross Acres Evaluated	Gross Cubic Feet	Gross Tons
Proven	107.5	571,127,610	25,126,600
Probable	69.0	291,852,000	12,839,900
Possible/Inferred	88.0	393,294,000	17,304,000

Section 9.3.1 of the Minfile Coding Manual: The reserve category is used only for a mineral and/or substance inventory in an operating mine or mine near production. Sufficient information is available to form the basis of a preliminary mine production plan. Factors that affect ore reserve estimates are geological, economic, mining, metallurgical, marketing, environmental, social and governmental conditions. Ore reserves are reported as Proven, Probable and Possible/Inferred.

It should be noted that the above international mining industry quantity classifications are not recognized by the United States Security Exchange Commission (“SEC”) for reporting purposes. To categorize the mineralized material quantities indicated as reserves under the SEC guidelines, incremental economic and market supporting information is required.

As such the KIM mineral quantity classifications are provided only as supplemental information and should not be utilized in association with investment decisions.

19.	We note your used an international definition of reserves classification as described in the Minfile Coding Manual. This classification system has no legal basis for disclosure under either Canadian or U.S. reporting standards and is invalid. Please remove all disclosures related to this classification system from your filing.

Answer: The Registrant did not include such disclosures in the Amended 10-K. See Item 18.

20.	We note your filing references maps filed under exhibit 99.1. Please include the maps with your annual filings each year.

Answer: The Registrant included the maps as Exhibit 99.1 to the Amended 10-K. the Registrant will include the maps with its annual filings each year.

Oil and Gas Engineering Comments

Form 10-K for Fiscal Year Ended September 30, 2010

Production, page 5

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21.	For each field that contains 15% or more of your total proved reserves, please disclose the annual production from that field. Please see paragraph (a) of Item 1204 of Regulation S-K.

Answer: The Registrant made added the following paragraph after the “Production” table in the Amended 10-K as follows:

Substantially all the Company’s production of oil and gas in Texas is attributable to the Giddings Field located in the Austin Chalk Trend (see Item 2 – Properties) which represented 71% and 76% of total oil and gas production on an MCFE basis for fiscal 2010 and 2009, respectively. All the Company’s production of oil and gas in West Virginia is attributable to the Oriskany formation of the Appalachian Basin’s Upper Devonian Section which represented 29% and 24% of total oil and gas production on an MCFE basis for fiscal 2010 and 2009, respectively.

Wells and Acreage, page 6

22.	Please revise your disclosure to include the minimum remaining terms of your undeveloped leases, if material. Please see paragraph (b) of Item 1208 of Regulation S-K.

Answer: The Registrant does not own any undeveloped leases as of September 30, 2010. All the undeveloped acreage is held by production. The Registrant made revisions to its disclosures in the Amended 10-K as follows:

Wells and Acreage

The Company owns no Undeveloped Acreage at September 30, 2010 and 2009. The following tables set forth certain information as of September 30, 2010 and 2009:

Proved Reserves, page 6

23.	You state here and on page 53 that you believe your proved undeveloped reserves will be developed within a few years. Proved undeveloped reserves should be developed within five years of first being disclosed as proved reserves. Please revise your disclosure to be more specific as to when your proved undeveloped reserves will be developed. If you do not have an approved development plan you should remove these reserves from the proved category.

Answer: Should the Registrant not have a more definitive development plan, it will reclassify these reserves from the proved category to probable and/or possible as of its fiscal year ending September 30, 2011. Such reclassification will not result in a valuation provision. The Registrant made revisions to its disclosures in the Amended 10-K as follows:

Proved Reserves

The Company causes to be prepared an annual estimate of its oil and gas reserves. These estimates are prepared by an independent consultant in a manner consistent with generally accepted procedures for such estimates. Proved developed reserves are estimated utilizing available data including but not limited to, the well’s geologic information, operating performance and the prevailing market conditions.

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In addition to its proved developed reserves, the Company has identified fifteen (15) potential development and redevelopment opportunities associated with its existing leasehold acreage. The economic viability and development timing of four (4) of these opportunities were evaluated in terms of the prevailing market conditions as part of the Company’s annual reserve estimates. The development timing is impacted by producing wells as certain acreage is not available to be included in a developmental unit until production from certain currently producing wells becomes uneconomic. Based on this assessment, proven undeveloped reserves were assigned to these four developmental opportunities. The company believes that the proved undeveloped reserves will be developed within the next few years as a result of renewed interest in the area of its properties. The prevailing oil price and the development of properties in “resource plays” in the area of the Company’s acreage are major factors contributing to such interest. No possible or probable reserves have been assigned to the remaining eleven (11) potential developmental locations.

The Company has not filed reserves estimates with any United States authority or agency, other than estimates previously filed with the Securities and Exchange Commission. The following tables set forth the net proved developed and undeveloped reserves of the Company as of September 30, 2010 and 2009. All of the reserves are located on-shore within the United States.

Reserve estimates for the Company’s properties as of September 30, 2010 and 2009 were taken from reserve reports dated December 30, 2010 and December 31, 2009, respectively, prepared by Hall Energy, Inc. of Magnetic Springs, Ohio, with the figures utilizing constant product prices in accordance with reporting requirements. Hall Energy, Inc. is an independent petroleum engineering concern with an emphasis in the Appalachian and Ohio Basins.

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	September 30
	2010	2009
Net Proved Developed Reserves:
Oil (Bbls)
Texas	19,396	12,441
Gas (Mcf)
Texas	147,989	106,526
Pennsylvania	-	-
West Virginia	184,904	105,609
Total	332,893	212,135
Net Proved Undeveloped Reserves:
Oil (Bbls)
Texas	65,086	64,238
Gas (Mcf)
Texas	188,852	186,416

Substantially all the Company’s proved reserves in Texas is attributable to the Giddings Field located in the Austin Chalk Trend (see Item 2 – Properties) which represented 59% and 63% of total net proved developed reserves on an MCFE basis at September 30, 2010 and 2009, respectively. All the Company’s proved reserves in West Virginia is attributable to the Oriskany formation of the Appalachian Basin’s Upper Devonian Section which represented 41% and 37% of total net proved developed reserves on an MCFE basis at September 30, 2010 and 2009, respectively. All the Company’s proved undeveloped reserves in Texas is attributable to the Giddings Field located in the Austin Chalk Trend.

24.	As you disclosed that your reserves were determined by an independent engineering firm, please revise your document to disclose the qualifications of the individual primarily responsible for overseeing the reserve determination work. Please see paragraph (7) of Item 1202 of Regulation S-K.

Answer: The Registrant made revisions to its disclosures in the Amended 10-K as follows:

SUPPLEMENTAL INFORMATION TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Estimated Net Quantities of Proved Oil and Gas Reserves

All of the Company’s oil and gas activities are conducted in the continental United States of America. Proved reserves are the estimated quantities which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operation conditions. Proved developed reserves are the quantities expected to be recovered through existing wells with existing equipment and operating methods. These reserve estimates were prepared by independent engineers and are based on current technology and economic conditions. The Company considers such estimates to be reasonable; however, due to inherent uncertainties and the limited nature of reservoir data, estimates of underground reserves are imprecise and subject to change over time as additional information becomes available.

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Hall Energy, Inc. (“Hall”), an independent petroleum engineering firm, evaluated all of the Company’s proved reserves on a consolidated basis as of September 30, 2010. A copy of the summary reserve report is included as Exhibit 99.2 to this Annual Report on Form 10-K. The technical person responsible for preparing our proved reserves estimates meets the requirements with regards to qualifications, independence, objectivity and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. Hall does not own an interest in any of our properties and is not employed by us on a contingent basis.

The President of the Company works closely with Hall to ensure the integrity, accuracy and timeliness of the data used to calculate the Company’s proved reserves. The President meets with Hall to discuss the assumptions and methods used in the estimation process. The Company provides historical information to Hall for the properties such as ownership, oil and gas production, well test data, commodity prices and operating and development costs. The preparation of the proved reserve estimates are completed in accordance with our internal control procedures which include verification of input data used by Hall, as well as extensive management review and approval.

All of the reserve estimates are reviewed and approved by the President of the Company. The President of the Company holds a Bachelor of Science degree in Petroleum Engineering from the Pennsylvania State University in Petroleum and Natural Gas Engineering with more than 35 years of experience in preparing reserve reports under the guidelines of the SEC with both major and independent oil and gas entities.

The Company’s proved undeveloped reserves are the estimated quantities which geological and engineering data indicates can be recovered in future years from the drilling of new wells on undrilled acreage (development) and/or from existing wells with the expenditure of significant funds (redevelopment). These reserves estimates were prepared by the Company’s independent consulting engineer and are based on the available technology and the prevailing market conditions. All of the Company’s identified development and redevelopment opportunities are associated with acreage held by production from existing wells, which factored into the assessment of the undeveloped reserves. The company believes that the proved undeveloped reserves will be developed within the next few years as a result of renewed interest in the area of its properties. The prevailing oil price and the development of properties in “resource plays” in the area of the Company’s acreage are major factors contributing to such interest.

The following table shows the changes in the Company's proved oil and gas reserves for the year:

	2010		2009
	CRUDE OIL AND CONDENSATE (BARRELS)	NATURAL GAS (MMCF)	CRUDE OIL AND CONDENSATE (BARRELS)	NATURAL GAS (MMCF)
Proved Developed and Undeveloped Reserves:
Balance Beginning of Year	76,679	399	92,584	506
Acquisition of Reserves	-	-	-	-
Disposition of Reserves	-	-	-	-
Revision of Previous Estimates	9,594	156	(13,025)	(67)
Production for Year	(1,791)	(33)	(2,880)	(40)
Balance - End of Year	84,482	522	76,679	399
At End of Year:
Proved Developed Reserves	19,396	333	12,441	212
Proved Undeveloped Reserves	65,086	189	64,238	187

25.	Please obtain and file a summary reserve report from the third party engineer. Please have the third party engineer comply with all of paragraph (8) of Item 1202 of Regulation S-K regarding the preparation of his report.

Answer: A summary reserve report is included as Exhibit 99.2 to the Amended 10-K.

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26.	Please expand your disclosure regarding your proved undeveloped reserves to comply with paragraphs (b)(c)(d) of Item 1204 of Regulation S-K.

Answer: The Registrant made revisions to its disclosures in addition to those discussed above in the Amended 10-K as follows:

Included in the “SUPPLEMENTAL INFORMATION TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited):

Estimated Future Net Revenues and Present Worth

Estimated future net revenues of the Company’s net oil and gas reserves at the date indicated and the present worth thereof employing a ten percent (10%) discount factor is set forth in the following tabulation:

	September 30
	2010	2009
Future Net Revenues :
Proved Developed Oil and Gas Reserves	$1,686,066	$669,893
Proved Undeveloped Oil and Gas Reserves	$2,800,573	$2,109,271
Total Proved Oil and Gas Reserves	$4,486,639	$2,779,164
Present Worth:
Proved Developed Oil and Gas Reserves	$1,099,727	$492,814
Proved Undeveloped Oil and Gas Reserves	$1,766,737	$1,358,822
Total Proved Oil and Gas Reserves	$2,866,464	$1,851,636

Included in Item 1, page 3, fourth paragraph:

All of the Company’s oil and gas properties are located onshore within the continental United States of America. The Company, through its wholly-owned subsidiaries, Westland Resources Corporation, DRI Operating Company and Deven Resources, Inc., owns and operates oil and gas properties in the States of Texas and West Virginia. The Company owns overriding royalty interests in (i) two wells in the Commonwealth of Pennsylvania and (ii) one well in Texas.

Included in Item 1, page 4:

OIL AND GAS

See Other Supplemental Information (Unaudited) included in Item 8 of Part II for additional information relating to the oil and gas activities of the Company.

Definitions of Terms:

As used herein, the term:

"Gross", as it applies to acreage or wells refers to the number of acres or wells in which the Company has a direct working interest.

“HBP” means acreage that is held by production from existing well(s).

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"Horizontal Well" means a well drilled vertically from its surface to its objective depth and from that point drilled with special tools at an angle approximating 90 degrees from the bottom of the vertical hole, or drilled from such point at an angle which approximates that at which the beds of the objective formation lie, as opposed to a traditional vertical well, which is drilled vertically from the surface to its objective.

"Net", as it applies to acreage or wells, refers to the sum of the fractional working interests owned by the Company in gross acres or gross wells.

"MMBTU", "Bbls", "Mcf" and "MMcf" mean million British thermal units, barrels, a thousand cubic feet, and a million cubic feet, respectively.

"Net Revenue Interest" means the share of gross income from such lease or well received by the owner.

"Proved Developed Reserves" are proved reserves which are expected to be recovered through existing wells with existing equipment and operating methods.

"Proved Reserves" are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recovered in future years from known oil and gas reservoirs under existing economic and operating conditions.

"Proved Undeveloped Reserves" are proved reserves which are expected to be recovered from new wells on undrilled acreage or from existing wells where relatively major expenditures are required for drilling and completion.

“Undeveloped Acreage” encompasses those leased acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil or gas regardless of whether such acreage contains proved reserves.

“Working Interest" means the share of costs borne by an owner in the lease or well.

Crude oil and condensate volumes are expressed in barrels that are equivalent to 42 United States gallons. Gas volumes are expressed in Mcf or MMcf as determined at 60 degrees Fahrenheit and the legal pressure base that prevails in the state in which the reserves are located.

Property Acquisition and Disposition

During fiscal 2010, the Company did not acquire any oil and gas properties or drilling prospects. In June 2010, the Company sold its interests in nineteen HBP net acres in Harrison County, Texas. Within the oil and gas sector, the Company faces competition from entities possessing substantially larger financial resources and staffs. The demand for domestically produced oil and gas remains high and should remain at these levels in the foreseeable future especially in light of worldwide demand, the turmoil in the Middle East, decreased production form Central America and political instability in South America. Domestic and increasing world demands, especially in the Pacific Basin, for crude oil and natural gas will continue to increase. The domestic oil industry is subject to the fluctuations inherent in the global energy industry. Pricing for domestic natural gas is not as

Included in Item 2:

Item 2. Properties.

OIL AND GAS INTERESTS

Texas

Substantially all of the Texas properties are located in the Austin Chalk Trend.

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The Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Richard W. Blackstone
Richard W. Blackstone, Vice President and
Chief Accounting Officer

cc:	Gary J. Novinskie, Interim Chief Executive Officer, President and
Chief Financial Officer
Lee Waddle, Vasquez & Company LLP
C. Warren Trainor, Ehmann, Van Denbergh & Trainor, P.C.

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